 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Informatica Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
45674M101
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674M101	13G

1	NAMES OF REPORTING PERSONS
Ithaca L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
59,950,017

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
59,950,017

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,950,017

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based on 238,993,584 shares of Class A common stock outstanding as of November 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022.

CUSIP No. 45674M101	13G

1	NAMES OF REPORTING PERSONS
Ithaca G.P. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
59,950,017 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
59,950,017 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,950,017 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Solely in its capacity as the general partner of Ithaca L.P.
(2)	Based on 238,993,584 shares of Class A common stock outstanding as of November 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022.

Item 1 (a).	Name of Issuer:

Informatica Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

2100 Seaport Boulevard, Redwood City, California 94063, USA

Item 2 (a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Ithaca L.P., which directly holds Class A common stock of the Issuer, and Ithaca G.P. Limited, which is the general partner of Ithaca L.P. and may therefore be deemed to beneficially own the Class A common stock beneficially owned thereby (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is PO Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.

Item 2 (c).	Place of Organization:

Place of organization is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2 (d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share.

Item 2 (e).	CUSIP Number:

45674M101

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

ITHACA L.P.

By:	Ithaca G.P. Limited, general partner of Ithaca L.P.

By:	/s/ Danielle McIver
Name: Danielle McIver Title: Director

ITHACA G.P. LIMITED

By:	/s/ Danielle McIver
Name: Danielle McIver Title: Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Identification and Classification of Members of the Group